Exhibit (a)(1)(I)

Voluntary public takeover offer by Novartis BidCo AG, Basel, Switzerland, to the shareholders of MorphoSys AG, Planegg, Germany

Technical specifications for settlement

MorphoSys Shares:	ISIN DE0006632003
Tendered MorphoSys Shares:	ISIN DE000A4BGGU0
Subsequently Tendered MorphoSys Shares:	ISIN DE000A4BGGV8
MorphoSys ADS:	ISIN US6177602025

The no-par value bearer shares (Stückaktien) of MorphoSys AG (“MorphoSys”) are evidenced by global certificates eligible for collective custody.

Important note:

The settlement of the Takeover Offer for MorphoSys ADSs is not the subject of these technical specifications. As regards acceptance of the Takeover Offer for MorphoSys ADSs, please refer to the relevant publications by the relevant depositary where MorphoSys ADSs are held, and to the relevant sections of the Offer Document. The Bank of New York Mellon acts as the tender agent for the Takeover Offer for MorphoSys ADSs, with the contact details set out in Section 13.3.1 of the Offer Document.

Voluntary public takeover offer

Novartis BidCo AG (“Bidder”) offers all MorphoSys shareholders (“MorphoSys Shareholders”) to acquire their no-par value bearer shares (Stückaktien) with a notional interest in the share capital of € 1.00 each (ISIN DE0006632003) (“MorphoSys Shares”) for a purchase price of € 68.00 per share in accordance with the terms and conditions outlined in the Offer Document (“Takeover Offer”). The only legally binding information is the information contained in the offer document published on 11 April 2024 (“Offer Document”).

The takeover offer contained in the Offer Document (the “Offer”) and the takeover contemplated by the Offer (the “Takeover”) by the Bidder is a voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) to all shareholders of MorphoSys (collectively the “MorphoSys Shareholders”, and each a “MorphoSys Shareholder”) and to all holders of American Depositary Shares representing MorphoSys Shares (collectively the “MorphoSys ADS Holders”, and each a “MorphoSys ADS Holder”).

The object of the Offer is the acquisition of all MorphoSys Shares not held directly by the Bidder and all MorphoSys Shares represented by American Depositary Shares (collectively the “MorphoSys ADSs”, and each a “MorphoSys ADS”), whether or not evidenced by American Depositary Receipts (collectively the “MorphoSys ADRs”, and each a “MorphoSys ADR”).

The MorphoSys Shares and the MorphoSys ADSs are hereinafter collectively referred to as the “MorphoSys Securities”, and the MorphoSys Shareholders and MorphoSys ADS Holders are hereinafter collectively referred to as the “MorphoSys Securityholders”.

The Offer will be carried out in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (“WpÜG”) and the Regulation on the Content of the Offer Document, the Consideration to be Granted in Takeover Offers and Mandatory Offers and the Exemption from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots – WpÜG-Angebotsverordnung) (“WpÜG Offer Regulation”, and together with the WpÜG the “German Takeover Rules”).

Furthermore, the Offer is carried out in accordance with the securities laws of the United States of America (the “United States” or the “U.S.”), including the provisions applicable to tender offers of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the rules and regulations promulgated thereunder (together with no-action and exemptive relief from the U.S. Securities and Exchange Commission (the “SEC”) to reconcile certain areas where German law and U.S. law conflict, the “U.S. Offer Rules”). As described in Sec. 21 of the Offer Document, the Bidder applied for exemptive or no-action relief prior to the publication of the Offer Document, which was granted on 9 April 2024.

Special notice to MorphoSys Securityholders with place of residence, seat or place of habitual abode in the United States or elsewhere outside of the Federal Republic of Germany, the Member States of the European Union and the European Economic Area

The Offer relates to shares in a German stock corporation (Aktiengesellschaft) that are traded on the Frankfurt Stock Exchange (the “FSE”) and is subject to the statutory provisions of the Federal Republic of Germany regarding the implementation of such an offer, which differ substantially from the corresponding legal provisions of the United States. For example, as more fully described in Secs. 4 and 13 of the Offer Document, the payment and settlement procedure with respect to the Offer will comply with the relevant German Takeover Rules, which differ from payment and settlement procedures customary in the United States, particularly with regard to the payment date of the consideration.

Furthermore, certain financial information in the Offer Document has been determined in accordance with the International Financial Reporting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB®”) and may therefore not be comparable to financial information on U.S. companies and other companies whose financial information is determined in accordance with the Generally Accepted Accounting Principles of the United States as published by the U.S. Financial Accounting Standards Board (“FASB”).

MorphoSys Securityholders resident in the United States are advised that references in the Offer Document to a MorphoSys Securityholder’s “acceptance of the Offer” relate to and are interchangeable with references to “tendering” their MorphoSys Securities in the Offer, and “acceptance of the Offer” by any MorphoSys Securityholder is the legal equivalent of such MorphoSys Securityholder tendering its securities in a tender offer that is subject exclusively to the U.S. Offer Rules.

In accordance with German market practice, MorphoSys Shareholders who hold their MorphoSys Shares through Clearstream (as defined in Sec. 12.3 of the Offer Document) may trade tendered MorphoSys Shares on the regulated market (Regulierter Markt) of the FSE as more fully described in Sec. 13.1.9 of the Offer Document. However, MorphoSys ADS Holders that tender their MorphoSys ADSs in the Offer may not trade those MorphoSys ADSs or the MorphoSys Shares represented thereby unless they withdraw their tenders of the MorphoSys ADSs in due time prior to the expiry of the Acceptance Period as mor fully described in Sec. 13.3 of the Offer Document.

The Offer has not been approved or disapproved by the SEC or any state securities commission in the United States, nor has the SEC or any state securities commission in the United States passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained herein. Any representation to the contrary is unlawful. The Offer will not be submitted to a review procedure of any other securities regulator outside of the Federal Republic of Germany and has not been approved or recommended by any such regulator, however, in the United States a Schedule TO (as defined below) will be filed with the SEC and published.

The Bidder and its affiliates within the meaning of US law (“Affiliates”) or their brokers (acting as agents of the Bidder or its Affiliates) may acquire, or make arrangements to acquire, MorphoSys Shares other than in the course of the Offer via the stock exchange at market prices or outside the stock exchange on negotiated terms during the period in which the Offer remains open for acceptance or afterwards, provided that (i) such acquisitions or arrangements to acquire (if made during the pendency of the Offer) are made outside of the United States, and (ii) such acquisitions or arrangements to acquire comply with the applicable statutory provisions, in particular the German Offer Rules and, to the extent applicable, the U.S. Offer Rules. This also applies to other securities convertible into, exchangeable for or exercisable for MorphoSys Shares. The Offer Price must be increased to match any consideration paid for any acquisition of MorphoSys Shares by the Bidder or any of its Affiliates during the pendency of the Offer outside the Offer if higher than the Offer Price (see Sec. 6.8 of the Offer Document). Information about such acquisitions or arrangements to acquire will be published pursuant to Sec. 23 para. 2 WpÜG in the German Federal Gazette (Bundesanzeiger). Such information will also be published (in German and in a non-binding English translation) on the Bidder’s website at www.novartis.com/investors/morphosys-acquisition.

MorphoSys Securityholders who are residing in the United States, or another country outside of the Federal Republic of Germany, may have difficulties to enforce rights and claims arising under (i) the laws of the country of residency or (ii) U.S. federal securities laws (e.g., because MorphoSys is incorporated in the Federal Republic of Germany, the Bidder is incorporated in Switzerland and some or all of the Bidder’s officers and directors may be residents of a country other than the country of residency of the MorphoSys Securityholders). A MorphoSys Securityholder may not be able to sue, in a court in the country of residency, a foreign company or its officers or directors for violations of the laws of such MorphoSys Securityholder’s country of residency. Further, it may be difficult to compel a foreign company and its Affiliates to subject themselves to a judgment of a court of the country of the MorphoSys Securityholder’s residency.

The receipt of the Offer Price pursuant to the Offer may be a taxable transaction under applicable tax laws, including those of the country of residence, and will generally be a taxable transaction to “U.S. Holders” (as defined in Sec. 20.1 of the Offer Document) for U.S. federal income tax purposes (see Sec. 20.1 of the Offer Document). MorphoSys Securityholders are urged to consult your independent professional advisor immediately regarding the tax consequences of acceptance of the Offer. None of the Bidder, any persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 sentence 1 and sentence 3 WpÜG or any of the Bidder’s or their directors, officers or employees accept responsibility for any tax effects on or liabilities of any person as a result of the acceptance of the Offer.

Publication and dissemination of the Offer Document and related documents

The Offer Document, the publication of which has been approved by BaFin on 11 April 2024 (in German), is published in German on 11 April 2024 by way of (i) announcement on the internet at www.novartis.com/investors/morphosys-acquisition, and (ii) keeping available copies of the Offer Document free of charge at Deutsche Bank Aktiengesellschaft, TAS, Post-IPO Services, Taunusanlage 12, 60325 Frankfurt am Main, Germany (requests to obtain a copy of the Offer Document to be made via e-mail to dct.tender-offers@db.com or by fax to +49 69 910 38794 indicating a valid mailing address). The announcement about keeping available copies of this Offer Document free of charge in the Federal Republic of Germany and the internet address at which the publication of the Offer Document occurs will be published on 11 April 2024 in the German Federal Gazette (Bundesanzeiger).

Further, the Offer Document will be published in German together with an English language version as part of the Tender Offer Statement by way of a Schedule TO (the “Schedule TO”). The English language version of the Offer Document, which has not been reviewed by BaFin, has also been made available at www.novartis.com/investors/morphosys-acquisition. In the United States, the corresponding announcement will be made in The New York Times (U.S. Edition). In addition, the Bidder intends to mail the English version of this Offer Document to all MorphoSys ADS Holders.

The Schedule TO and any amendments thereto, exhibits to the Schedule TO, and other information that the Bidder and Novartis AG have filed electronically with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov/edgar/browse/?CIK=11144481.

MorphoSys is required under the business combination agreement between Novartis AG, the Bidder and MorphoSys dated 5 February 2024 (the “Business Combination Agreement”) to file a solicitation/recommendation statement pursuant to Sec. 14(d)(4) of the U.S. Exchange Act with the SEC on Schedule 14D-9 (the “Schedule 14D-9”), setting forth the recommendation of MorphoSys with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of the Schedule 14D-9 may also be examined at the SEC after the filing of the Schedule 14D-9 with the SEC on the date of publication of the Reasoned Statement (as defined in Sec. 7.6 of the Offer Document), and copies may also be obtained from the SEC free of charge at the SEC’s website at www.sec.gov/edgar/browse/?CIK=13402432. In addition, a copy of the Offer, means of tender of MorphoSys Shares and certain other related tender offer documents (once they become available) may be obtained free of charge at the website of Novartis AG at www.novartis.com/investors/morphosys-acquisition. A copy of the Schedule 14D-9 (once it becomes available) also may be obtained free of charge at www.novartis.com/investors/morphosys-acquisition, at MorphoSys’ website at www.morphosys.com/en/investors/Novartis-TakeoverOffer, or by contacting MorphoSys’ investor relations department at +49 89 89927 404.

MorphoSys Securityholders are urged to read this document carefully because it contains important information that such persons should consider before making any decision regarding tendering their MorphoSys Shares or MorphoSys ADSs.

The publication, dispatch, distribution or dissemination of the Offer Document or other documents related to the Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States may be subject to legal restrictions. The Offer Document and other documents related to the Offer may not be dispatched to, or disseminated, distributed or published by third parties in, countries in which this would be illegal. The Bidder has not given its permission for the dispatch, publication, distribution or dissemination of the Offer Document by third parties outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States. Therefore, custodian investment service providers may not publish, dispatch, distribute or disseminate the Offer Document outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States unless in compliance with all applicable domestic and foreign statutory provisions.

Acceptance of the Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States

The Offer may be accepted by all domestic and foreign MorphoSys Securityholders in accordance with the terms and conditions outlined in the Offer Document and the applicable statutory provisions. However, acceptance of the Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States may be subject to legal restrictions. MorphoSys Securityholders who come into possession of the Offer Document outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area or the United States who wish to accept the Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area or the United States and/or who are subject to statutory provisions other than those of the Federal Republic of Germany, the Member States of the European Union and the European Economic Area or the United States are advised to inform themselves of the relevant applicable statutory provisions and to comply with them. Neither the Bidder or any persons acting jointly with the Bidder nor the ADS tender agent assume responsibility for acceptance of the Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States being permissible under the relevant applicable statutory provisions.

1 Last accessed on 11 April 2024.

2 Last accessed on 11 April 2024.

Publication of the Offer Document

The Offer Document is accessible on the internet at “www.novartis.com/investors/morphosys-acquisition” since Thursday, 11 April 2024. On that same day, an announcement was published in the German Federal Gazette (Bundesanzeiger) about keeping available copies of the Offer Document free of charge in the Federal Republic of Germany with Deutsche Bank AG (e-mail: dct.tender-offers@db.com, fax: +49 69-910-38794) and the internet address at which the Offer Document is published.

Other publications

All publications and announcements required according to the WpÜG or applicable capital market law provisions of the United States in connection with the Offer will be published on the internet at “www.novartis.com/investors/morphosys-acquisition” and, to the extent necessary pursuant to the WpÜG, in the Federal Gazette (Bundesanzeiger).

All publications relating to the Offer that are necessary for the technical settlement by custodian banks will be made in “Wertpapier-Mitteilungen” (“WM”).

Acceptance period

The acceptance period begins on Thursday, 11 April 2024, and ends on Monday, 13 May 2024, 24:00 hours CEST (the “Acceptance Period”) An extension of the Acceptance Period is not provided for, except in the cases prescribed by law.

Offer conditions

The Offer and the contracts concluded as a result of acceptance of the Offer are subject to the offer conditions set out in Sec. 12.1 of the Offer Document (minimum acceptance threshold, etc.), unless the Bidder has effectively waived their fulfilment.

Non-fulfilment of offer conditions

If the offer conditions pursuant to Sec. 12.1 of the Offer Document have not been fulfilled or waived by the relevant dates specified, the Takeover Offer will lapse.

In this case, the contracts which come into existence as a result of accepting the Offer will cease to exist and will not be consummated (conditions subsequent).

In such a case, MorphoSys Shares already transferred to the interim classes ISIN DE000A4BGGU0 or DE000A4BGGV8 must be re-booked to the original class ISIN DE0006632003 without undue delay and at the latest within four (4) banking days after announcement of the expiry of the Offer.

If the Takeover Offer is cancelled without substitution, the custodian banks will be informed in a separate WM notice about the steps to be taken with regard to such rescission.

Settlement Agent

Deutsche Bank AG, Frankfurt am Main, Germany, involving DB Investment Services GmbH (hereinafter “DB-IS”), CA Processing & Instructions Rights, Wilhelm-Fay-Str. 31-37, 65936 Frankfurt am Main, Germany, fax: +49 (0)69 12012-66096, acts as central settlement agent for the public takeover offer.

As of now:

Information to custody clients

Custodian banks are asked to provide MorphoSys Shareholders, at the beginning of the Acceptance Period and in compliance with the above distribution requirements, with (i) the individual client letter form set out below herein in German and English versions (Annexes 1 and 3) and (ii) the declaration of acceptance form in German and English versions (Annexes 2 and 4). Each custodian bank is required to conduct a legal review and has responsibility to verify whether documents may be sent to countries outside the Federal Republic of Germany and the United States in accordance with the capital market law of each jurisdiction.

Thursday, 11 April 2024

Start of the Acceptance Period

MorphoSys Shareholders can only accept the Offer in writing or in text form within the Acceptance Period.

The Offer is expected to be settled starting from Tuesday, 16 April 2024, exclusively via the CASCADE settlement system of Clearstream Banking AG, Frankfurt am Main, Germany (“CBF”). Custodian banks are requested, in accordance with sales orders received from their customers, to rebook shares of the class MorphoSys Shares (ISIN DE0006632003) to the interim class “Tendered MorphoSys Shares” (ISIN DE000A4BGGU0) in CASCADE (RTS) at a ratio of 1 : 1 once a day before 18:00 hours. The Offer is validly accepted only if shares have been rebooked (all such MorphoSys Shares the “Tendered MorphoSys Shares”). Entry in CASCADE will be made by means of the “Fractional shares/full shares combination” function (securities transfer and fractional shares (FS) indicator specification 04). Tendered MorphoSys Shares and MorphoSys Shares booked to ISIN DE000A4BGGU0 will initially remain in the shareholder’s securities account.

Reporting results

By accepting the Offer, MorphoSys Shareholders authorise their custodian banks to instruct and authorise CBF, during the (extended) Acceptance Period or within the time limit for supplementary entries and within the additional acceptance period, to report to the central Settlement Agent on each trading day the number of Tendered MorphoSys Shares (ISIN DE000A4BGGU0) or Subsequently Tendered MorphoSys Shares (as defined below) (ISIN DE000A4BGGV8) booked on their accounts maintained with CBF. With the transfer to ISIN DE000A4BGGU0 or DE000A4BGGV8, the relevant custodian bank also agrees to disclose such holding to Deutsche Bank AG.

Tradability of the Tendered MorphoSys Shares

It is expected that the Tendered MorphoSys Shares (ISIN DE000A4BGGU0) can be traded on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with additional post-admission obligations (Prime Standard) as from Tuesday, 16 April 2024. Listing on other stock exchanges is not envisaged.

Trading in the Tendered MorphoSys Shares (ISIN DE000A4BGGU0) is expected to cease at the end of the first day after the end of the acceptance period.

The shares tendered as Subsequently Tendered MorphoSys Shares (as defined below) with ISIN DE000A4BGGV8 will not be traded.

Trading in MorphoSys Shares not tendered for acceptance of the Offer (ISIN DE0006632003) remains unaffected by this Offer.

Monday, 13 May 2024

Last day of the Acceptance Period

The custodian banks are to accept the Shareholders’ declarations of acceptance until Monday, 13 May 2024, 24:00 hours CEST. The book entry transfer of the Tendered MorphoSys Shares to the interim securities category shall generally be completed in CASCADE by 18:00 hours CEST on the last day of the Acceptance Period. Declarations of acceptance received later, by 24:00 hours CEST on 13 May 2024, must be accepted by the custodian banks and rebooked within the time limit for supplementary entries. It is essential to ensure that the declarations of acceptance are received in good time within the Acceptance Period. Any declarations of acceptance received late can only be considered within the Additional Acceptance Period, if any.

Note for Clearstream participants acting as intermediate custodians for foreign custodian banks.

The same applies to shareholders resident abroad. Their declarations of acceptance must also be received by their local custodian banks by 24:00 hours CEST or the corresponding local time. The book entry transfer request from the foreign depositary, in contrast, does not necessarily have to be received by the Clearstream participant by 24:00 hours CEST on 13 May 2024 but only in time for the Clearstream participant to make a book entry transfer to the interim securities category until Wednesday, 15 May 2024, 18:00 hours CEST.

Wednesday, 15 May 2024

Last opportunity to make timely book entry transfers to the interim securities category

Custodian banks provided with declarations of acceptance that were unable to transfer the relevant MorphoSys Shares to the interim securities category in time are given the opportunity to make book entry transfers in Real-Time Settlement (RTS) until Wednesday, 15 May 2024, 18:00 hours CEST.

Open stock exchange transactions in MorphoSys Shares with a closing date of 13 May 2024 can therefore be taken into account in the settlement of the Offer by CBF.

The declaration of acceptance will lapse for MorphoSys Shares that have not been rebooked until 15 May 2024, 18:00 hours CEST.

Potential extension of the Acceptance Period

The Bidder may amend the Offer up to one working day (Arbeitstag) before the end of the Acceptance Period. If the Offer is amended within the last two weeks before the end of the Acceptance Period, the Acceptance Period is automatically extended by two weeks and will then end on Monday, 27 May 2024, 24:00 hours CEST.

If a competing public purchase or exchange offer is made by a third party pursuant to Sec. 22 para. 1 WpÜG (“Competing Offer”) during the Acceptance Period for the Offer and if the Acceptance Period for the Offer ends prior to end of the acceptance period for the Competing Offer, the end of the Acceptance Period for the Offer shall be determined by reference to the end of the acceptance period for the Competing Offer (Sec. 22 para. 2 WpÜG). This applies even if the Competing Offer is amended or prohibited or violates statutory provisions.

Right of withdrawal

MorphoSys Securityholders who have accepted the Takeover Offer during the Acceptance Period may withdraw their declared acceptance at any time until the end of the Acceptance Period, without having to give any reason. MorphoSys Securityholders who have exercised their right of withdrawal may re-accept the Offer prior to the end of the Acceptance Period and/or Additional Acceptance Period (if applicable).

In the event of an amendment of the Offer, MorphoSys Securityholders may withdraw their acceptance at any time prior to the end of the Acceptance Period if they had already accepted the Offer prior to publication of the amendment. If a Competing Offer is made during the Acceptance Period for the Offer, MorphoSys Securityholders who have already accepted the Offer may withdraw their acceptance prior to the end of the Acceptance Period, provided they had declared their acceptance before the offer document of the Competing Offer was published.

Such withdrawal by MorphoSys Securityholders shall be made in writing or in text form; the declaration must be received by the custodian bank within the Acceptance Period and the Tendered MorphoSys Shares shall be re-booked to ISIN DE0006632003. For this purpose, the custodian banks must implement the declarations of withdrawal without undue delay, at the latest by the second banking day after the end of the - possibly extended - Acceptance Period by no later than 18:00 hours CEST, by re-booking the Shares to ISIN DE0006632003 in CASCADE at CBF.

Within the Acceptance Period, re-bookings triggered by withdrawals from the interim securities category ISIN DE000A4BGGU0 to the category MorphoSys Shares (ISIN DE0006632003) can be carried out by means of the function “Fractional shares/full shares combination” (securities transfer and indicator fractional shares (FS) specification 03).

Expected date: Thursday, 16 May 2024

Publication of the preliminary result of the Offer (Sec. 23 para. 1 sentence 1 no. 2 WpÜG) on the internet at “www.novartis.com/investors/morphosys-acquisition” and in the Federal Gazette (Bundesanzeiger).

Settlement I

If the offer conditions pursuant to Sec. 12.1 of the Offer Document are fulfilled or the Bidder has effectively waived them by the date of publication of the preliminary result of the Offer (Sec. 23 para. 1 sentence 1 no. 2 WpÜG), the Offer for the Tendered MorphoSys Shares (ISIN DE000A4BGGU0) tendered during the Acceptance Period will be settled without undue delay, but no later than on the fourth banking day following publication of the Offer results after the end of the Acceptance Period. CBF will arrange for the purchase price of €68.00 per MorphoSys Share for the Tendered MorphoSys Shares (ISIN DE000A4BGGU0) booked on their accounts with CBF to be credited to the custodian banks for the relevant holdings on the evening of 22 May 2024, concurrently (Zug um Zug) with the debiting of the Tendered MorphoSys Shares with value date 23 May 2024 (“Settlement”).

Additional Acceptance Period

After publication of the preliminary result of the Offer pursuant to Sec. 23 para. 1 sentence 1 no. 2 WpÜG on 16 May 2024, MorphoSys Securityholders who have not accepted the Offer within the regular Acceptance Period until 13 May 2024, 24:00 hours CEST, are entitled, in accordance with the WpÜG, to accept the Offer within two weeks after publication of the preliminary result pursuant to Sec. 23 para. 1 sentence 1 no. 2 WpÜG (“Additional Acceptance Period”). Subject to an extension of the Acceptance Period, the Additional Acceptance Period will commence on 17 May 2024 and end on Thursday, 30 May 2024, 24:00 hours CEST. The final result of the Offer is expected to be published on the internet at “www.novartis.com/investors/morphosys-acquisition” and in the Federal Gazette (Bundesanzeiger) on 4 June 2024.

During the Additional Acceptance Period, the book entry transfer from the MorphoSys Shares (DE0006632003) category to the interim securities category “Subsequently Tendered MorphoSys Shares” (ISIN DE000A4BGGV8) will take place at a ratio of 1:1. The Offer is validly accepted only if shares have been rebooked (all such MorphoSys Shares the “Subsequently Tendered MorphoSys Shares”).

Further details on the settlement of the Takeover Offer during the Additional Acceptance Period and the Settlement after the Additional Acceptance Period will be communicated separately via WM in due time.

Custodian bank commission

The acceptance of the Offer shall take place free of costs and expenses of the custodian banks for the MorphoSys Shareholders who have their MorphoSys Shares held in safe custody by a domestic financial institution (including domestic subsidiaries of foreign financial institutions) (except for the costs for transmitting the declaration of acceptance to the relevant custodian bank). The Bidder will therefore pay the domestic custodian banks €7.50 per securities account/client if the Offer is accepted and becomes effective. The commission is only paid to domestic custodian banks whose holdings are kept in custody at CBF. Banks that act as custodians for foreign financial institutions are requested to inform their clients accordingly. Taxes and duties as well as any fees of foreign custodian banks shall in each case be borne by the MorphoSys Shareholder accepting the Offer.

In order to register for the custodian bank commission, the custodian banks are requested to submit their requests to the Settlement Agent no later than four (4) weeks after Settlement – if possible, in one request – stating the number of shares tendered and the number of securities accounts to which the commission of EUR7.50 is attributable. The commission is to be claimed - if possible, in a cumulative request - exclusively via fax no. +49 69 12012 - 66045. Such request must mandatorily be addressed as follows: Novartis BidCo AG c/o DB Investment Services GmbH, Operations, CA Processing & Instructions Offers, Wilhelm-Fay-Str. 31 – 37, 65936 Frankfurt am Main.

Only the relevant CBF account holders are entitled to register for the custodian bank commission. They are asked to collect the requests of the financial institutions for which they act as custodians and submit them to the Settlement Agent in aggregated form. They are also asked to submit the commission request for their own account separately using the same form.

In the event that the Offer is reversed or fails to be accepted, no commission will be paid to the custodian banks.

Retention of documents

With regard to a possible subsequent improvement or reversal if the Offer fails to be accepted, the custodian banks are requested to carefully retain the client documents in connection with the settlement of the Offer until further notice.

Annex 1: Client letter form (German)

----------- Client letter (German), beginning of text ------------------

Freiwilliges öffentliches Übernahmeangebot der Novartis BidCo AG, Basel, Schweiz, an die Aktionäre der MorphoSys AG, Planegg

Sehr geehrte Depotkundin, sehr geehrter Depotkunde,

die Novartis BidCo AG („Bieterin“) hat am 11. April 2024 die Angebotsunterlage im Internet unter „www.novartis.com/investors/morphosys-acquisition“ sowie im Rahmen der Schalterpublizität veröffentlicht, in welcher sie allen Aktionären der MorphoSys AG („MorphoSys“) ein freiwilliges öffentliches Übernahmeangebot (Barangebot, im folgenden „Übernahmeangebot“) zum Erwerb ihrer Aktien der MorphoSys („MorphoSys-Aktien“) unterbreitet.

Im Rahmen dieses Übernahmeangebots unterbreitet die Bieterin Ihnen das Angebot, Ihre MorphoSys-Aktien gegen eine Barzahlung von € 68,00 für jede MorphoSys-Aktie zu erwerben. Das Übernahmeangebot steht unter dem Vorbehalt der in Ziffer 12.1 der Angebotsunterlage näher beschriebenen Angebotsbedingungen. Sofern diese Angebotsbedingungen nicht bis zu dem jeweiligen in der Angebotsunterlage bestimmten Zeitpunkt eingetreten sind oder wirksam bis zu einem Werktag vor Ablauf der Annahmefrist auf sie verzichtet worden ist, erlischt das Übernahmeangebot.

Wenn Sie das Übernahmeangebot annehmen wollen, bitten wir Sie, uns möglichst bald, spätestens jedoch bis zum ●. Mai 2024, ● Uhr (MESZ), bei uns eintreffend, mit der beigefügten Annahmeerklärung entsprechend zu beauftragen. Im Falle Ihrer Weisung werden wir die MorphoSys-Aktien zunächst in Ihrem Depot belassen, jedoch im Verhältnis 1 : 1 in die separate Internationale Wertpapier-Kenn-Nummer (ISIN) DE000A4BGGU0 umbuchen. Bei Vollzug des Übernahmeangebots werden wir Ihrem Depot die MorphoSys-Aktien entnehmen und gemäß der in Ziffer 13.1.2 und 13.1.3 der Angebotsunterlage ausgeführten Maßgaben verfahren.

Ohne Ihre Weisung werden wir in dieser Angelegenheit nichts unternehmen.

Gemäß den Bestimmungen der Angebotsunterlage besteht das Recht, bis zum Ende der (ggf. verlängerten) Annahmefrist von der Annahme des Übernahmeangebots zurückzutreten. Weitere Informationen hierzu können Sie Ziffer 17 der Angebotsunterlage entnehmen.

Der Erhalt des Kaufpreises im Rahmen des Übernahmeangebots ist für Sie provisions- und spesenfrei. Alle weiteren wichtigen Informationen und den vollständigen Wortlaut des Übernahmeangebots können Sie der Angebotsunterlage entnehmen, die unter der oben genannten Internet-Adresse abrufbar ist. Außerdem werden Exemplare der Angebotsunterlage zur kostenlosen Ausgabe bei der Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), bereitgehalten.

Mit freundlichen Grüßen

[Depotbank]

Anlage

-	Vordruck „Annahmeerklärung“

----------- Client letter (German), end of text ------------------

Annex 2: Declaration of Acceptance Form (German)

------------ Declaration of Acceptance (German), beginning of text -----------------

Freiwilliges öffentliches Übernahmeangebot der Novartis BidCo AG, Basel, Schweiz

Depotnummer [•]

Sehr geehrte Damen und Herren,

Ich nehme/wir nehmen das vorgenannte am 11. April 2024 veröffentlichte freiwillige öffentliche Übernahmeangebot zum Erwerb von Aktien der MorphoSys AG hinsichtlich

☐	meines/unseres in obigem Depot verbuchten Gesamtbestandes an MorphoSys -Aktien (ISIN DE0006632003)

☐	Stück meines/unseres in obigem Depot verbuchten Bestandes an MorphoSys-Aktien (ISIN DE0006632003)

an. Ich weise/wir weisen Sie an, die von mir/uns zur Übernahme angedienten MorphoSys-Aktien zunächst in meinem/unserem oben genannten Depot zu belassen und unverzüglich im Verhältnis 1 :1 in die ISIN DE000A4BGGU0 umzubuchen.

Ich/wir erklären hiermit ausdrücklich, vom Inhalt der am 11. April 2024 veröffentlichten Angebotsunterlage Kenntnis genommen zu haben. Ich gebe/wir geben hiermit die in Ziffer 13.1.2 und 13.1.3 der Angebotsunterlage aufgeführten Erklärungen ab und erteile / erteilen die dort aufgeführten Weisungen und Vollmachten.

Die entsprechende Gegenleistung bitte ich/bitten wir, zu gegebener Zeit meinem/unserem bei Ihnen geführten Konto gutzuschreiben.

Ort, Datum

Rechtsverbindliche Unterschrift(en)

------------ Declaration of Acceptance (German), end of text -----------------------

Annex 3: Client letter form (English)

----------- Client letter (English), beginning of text ------------------

Voluntary Public Takeover Offer by Novartis BidCo AG, Basel, Switzerland, to the shareholders of MorphoSys AG, Planegg, Germany

Dear Client,

On 11 April 2024, Novartis BidCo AG (the „Bidder“) published the Offer Document pursuant to which it offers to all shareholders in MorphoSys AG („MorphoSys“) to acquire all their shares in MorphoSys („MorphoSys Shares“) pursuant to a voluntary public takeover offer (cash offer, subsequently the „Takeover Offer“) in the Internet at „www.novartis.com/investors/morphosys-acquisition“ as well as in the framework of the so-called Over-the-Counter-Publicity.

Within the Takeover Offer, the Bidder offers you to acquire your MorphoSys Shares against a payment of a cash consideration of € 68.00 per MorphoSys Share. The Takeover Offer is subject to the offer conditions described in Section 12.1 of the Offer Document. In case the offer conditions have not been fulfilled until the relevant date indicated in the Offer Document or have not been validly waived by one day prior to the end of the acceptance period, the Takeover Offer will lapse.

If you would like to accept the Takeover Offer, we kindly ask you to instruct us by returning the enclosed declaration of acceptance form to us as soon as possible, but not later than by● May 2024, ● hours (CEST), to be received by us. If you do accept the Takeover Offer, we will initially keep your MorphoSys Shares in your account; however, we will transfer your MorphoSys Shares into the separate ISIN DE000A4BGGU0 at a 1 : 1 ratio. Upon closing of the Takeover Offer, we will withdraw the MorphoSys Shares from your account and will act in accordance with the measures outlined in Sections 13.1.2 and 13.1.3 of the Offer Document.

Without your instruction we will not take any action on your behalf.

Pursuant to the terms of the Offer Document, there will be the right to withdraw from the acceptance of the Takeover Offer until the end of the acceptance period, including any extension thereof. See Section 17 of the Offer Document for a more detailed description of those.

The receipt of the offer consideration is free of charges for you. The complete terms and conditions of the Takeover Offer are contained in the Offer Document which, as noted above, is available for download at „www.novartis.com/investors/morphosys-acquisition“. In addition, printed copies of the Offer Document can be obtained at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main (Fax +49-(0)69-910-38794, E-Mail dct.tender-offers@db.com), free of charge.

Best regards

[Custodian Bank]

Attachment

-	Declaration of Acceptance Form

----------- Client letter (English), end of text ------------------

Annex 4: Declaration of Acceptance Form (English)

------------ Declaration of Acceptance (English), beginning of text -----------------

Voluntary Public Takeover Offer by Novartis BidCo AG, Basel, Switzerland

Securities Account Number [•]

Ladies and Gentlemen:,

I/we accept the aforementioned voluntary public takeover offer for the acquisition of shares of MorphoSys AG (“MorphoSys”) published on 11 April 2024 with respect to

☐	All shares of MorphoSys (ISIN DE0006632003) held in my/our account.

☐	For pcs. of shares of MorphoSys (ISIN DE0006632003) held in my/our account.

I/We hereby instruct you to first retain our tendered shares in MorphoSys in the abovementioned custody account but to immediately re-book such shares into ISIN DE000A4BGGU0 at a 1:1 ratio.

I/We have taken note of the contents of the Offer Document published on 11 April 2024 and hereby give our declarations listed under Section 13.1.2 and 13.1.3 of said Offer Document and grant the necessary instructions, orders and powers of attorney mentioned therein.

We ask the respective offer consideration in cash be credited in due course to our cash account held with you.

Place, Date

Signature(s)

------------ Declaration of Acceptance (English), end of text -----------------------